Exhibit (a)(2)

FOR INFORMATION CONTACT:

Chad Braun (investorrelations@amreit.com)

AmREIT, Inc.  (713) 850-1400

AmREIT Recommends Rejection of Below Market Tender Offer

by Series D of Tender Investors, LLC

Houston, Texas – December 13, 2010

AmREIT, Inc. (“AmREIT”) has been notified of an unsolicited tender offer by Series D of Tender Investors, LLC (“Tender Investors”) to purchase up to 1,180,000 shares of AmREIT’s common stock at a price of $4.00 per share.  AmREIT is not in any way affiliated with Tender Investors, and believes this tender offer is not in the best interest of stockholders.  The Board of Directors of AmREIT has carefully evaluated the terms of Tender Investors’ offer and unanimously recommends that stockholders reject Tender Investors’ offer and not tender their shares of stock.

AmREIT has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 containing additional information about the offer.  Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at AmREIT’s website at http://www.amreit.com.

AmREIT believes the offer is not in the best interest of stockholders for the following reasons:

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AmREIT believes that the offer is substantially less than both the current value per share of AMREIT common stock and the potential value of AmREIT’s stock on a going-forward basis.  During 2009, we commissioned an independent appraisal of every AmREIT real estate asset by a third party MAI appraisal firm.  Additionally, we had a national real estate investment banking firm perform three different valuation methodologies.  Based on these analyses, the AmREIT Board determined that the range of values for the AmREIT common stock was between $7.25 and $11.75 per share.  While valuation analyses such as those conducted are estimates and subject to market and other uncertainties, and inasmuch as we have not updated this valuation analysis and cannot give assurances as to the value going forward, we believe that Tender Investors’ offer is substantially below our Net Asset Value per share and our current fair value per share.

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Given the timing of the offer and the offer price, AmREIT believes that the offer represents an opportunistic attempt to purchase shares of our common stock at an artificially low price and, as a result, profit from our current lack of trading market, thus depriving our stockholders who tender shares in the offer of the potential opportunity to realize the full value of their investment in AMREIT as we continue to execute upon our strategic initiatives and liquidity strategies.

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AmREIT remains committed to providing liquidity to its stockholders.  As we have communicated several times over the past 18 months, Vision 2012 is focused on growing our platform and providing real liquidity to our stockholders at realistic values.  Although we cannot predict the timing of any liquidity event, we are working with investment banking firms and believe this liquidity will likely take the form of either an initial public offering and listing on the New York Stock Exchange or through an institutional recapitalization.  In evaluating all of our strategic opportunities, we are completely focused on maximizing the value to our stockholders.  To the contrary, AmREIT believes that Tender Investors’ sole focus is on making a bargain purchase of your stock.

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According to the offer materials, Tender Investors has obtained binding commitments from its members to fund the maximum shares sought; however, should its members default on their binding commitments to fund the purchase of shares, Tender Investors states that it has no alternative plan to finance the offer.

Tendering your common stock is voluntary and you are not required to respond to Tender Investors if you do not plan on accepting the terms of their offer.  If you have already tendered your shares of AmREIT common stock to Tender Investors, you still have the right to withdraw them by providing written notice to Tender Investors prior to the expiration of the offer.

AmREIT does not in any way endorse the offer or the offer materials.  All of AmREIT’s executive officers and independent directors have confirmed that they do not intend to tender any of their common stock.

Stockholders with questions about this tender offer or other matters should contact an investor services representative at 1-800-888-4400, ext. 135 or 151.  AmREIT, Inc. is online at www.amreit.com.

About AmREIT, Inc.

AmREIT, Inc. is a leading owner, operator and creator of value on Irreplaceable CornersTM in Texas, which is home to three of the top six major growth markets throughout the United States and has the 12th largest economy in the world based on GDP.  For over 25 years, AmREIT has provided our clients and investors with financial transparency, reliability and creation of value.  AmREIT has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes.  AmREIT is headquartered in Houston, Texas, and has an office in Dallas, Texas.

Certain of the statements in this press release may constitute “forward-looking statements,” and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AmREIT, Inc. to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Such forward-looking statements are based on information presently available to management and are subject to various risks and uncertainties, including, without limitation, changes in general economic conditions, changes in real estate market conditions, continued availability of proceeds from our debt or equity capital, our ability to locate suitable tenants for our properties, the ability of tenants to make payments under their respective leases, timing of acquisitions, development starts and sales of properties, the ability to meet development schedules and other risks, uncertainties and assumptions.  You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made.  AmREIT, Inc. does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements and has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

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